

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 13, 2015

<u>Via E-mail</u>
Mr. Matthew J. Neher
Chief Financial Officer
Greentech Mining International, Inc.
951 Mariners Island Boulevard, Suite 300
San Mateo, California, 94404

> **Re:** **Greentech Mining International, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed August 12, 2014**
> **File No. 000-54610**

Dear Mr. Neher,

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief